UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934(Amendment No. 1)*
Penseco Financial Services Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
709570 105
(CUSIP Number)
Joseph G. Cesare, M.D.
120 Old Orchard Road
Clarks Summit, Pennsylvania 18411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 28, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No.   709570 105

1.
NAMES OF REPORTING PERSONS
Joseph G. Cesare, M.D.

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)


(a)



(b)
x

3.
SEC USE ONLY

4.
SOURCE OF FUNDS
(SEE INSTRUCTIONS)
OO

5.
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7.
SOLE VOTING POWER
0

8.
SHARED VOTING POWER
139,498

9.
SOLE DISPOSITIVE POWER
0

10.
SHARED DISPOSITIVE POWER
139,498

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,498*

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)


13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%**

14.
TYPE OF REPORTING PERSON (See Instructions)
IN
*Includes 2,379 shares of common stock held by Dr. Joseph G. Cesare, 44,849 shares of common stock held by Kathryn Tedesco Cesare, his spouse, 16,093 shares of common stock held by Dr. Joseph G. Cesare and Kathryn Tedesco Cesare as joint tenants, and 76,177 shares of common stock held by Tedesco Corporation, of which Kathryn Tedesco Cesare exercises voting control.
** Based on 3,276,079 shares of the Issuers common stock outstanding as of October 31, 2009.

CUSIP No.   709570 105

1.
NAMES OF REPORTING PERSONS
Kathryn Tedesco Cesare

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See Instructions)


(a)



(b)
x

3.
SEC USE ONLY

4.
SOURCE OF FUNDS
(SEE INSTRUCTIONS)
OO

5.
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)

6.
CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7.
SOLE VOTING POWER
0

8.
SHARED VOTING POWER
139,498

9.
SOLE DISPOSITIVE POWER
0

10.
SHARED DISPOSITIVE POWER
139,498

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
139,498*

12.
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (See Instructions)


13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%**

14.
TYPE OF REPORTING PERSON (See Instructions)
IN
*Includes 2,379 shares of common stock held by Dr. Joseph G. Cesare, 44,849 shares of common stock held by Kathryn Tedesco Cesare, his spouse, 16,093 shares of common stock held by Dr. Joseph G. Cesare and Kathryn Tedesco Cesare as joint tenants, and 76,177 shares of common stock held by Tedesco Corporation, of which Kathryn Tedesco Cesare exercises voting control.
** Based on 3,276,079 shares of the Issuers common stock outstanding as of October 31, 2009.

Explanatory Note
This Amendment No. 1 (this "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D (the "Schedule") previously filed with the Securities and Exchange Commission on behalf of Joseph G. Cesare, M.D. and Kathryn Tedesco Cesare (collectively, the "Reporting Persons") on April 10, 2009, with respect to the Reporting Persons' beneficial ownership of shares of common stock, $0.01 par value ("Common Stock"), of Penseco Financial Services Corporation, a Pennsylvania corporation (the "Issuer"). This Amendment amends Items 4 and 5 of the Schedule and the Schedule is amended only to the extent set forth herein.
 This Amendment speaks only as of its date.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows
The Reporting Persons acquired the shares of common stock reported herein for investment purposes.
On January 28, 2010, Kathryn Tedesco Cesare, as Executrix of the Estate
of James J. Tedesco, deceased (the "Estate"), distributed the shares of Common Stock of the Issuer previously held in the Estate, in connection with the settlement of the Estate.
Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented as follows
(a)	See Items 11 and 13 of the cover pages to this Schedule 13D.
(b)	See Items 7 through 10 on the cover pages to this Schedule 13D.
Dr. Cesare owns individually 2,379 shares of common stock of the Issuer, Kathryn Tedesco Cesare owns individually 44,849 shares of common stock Dr Cesare and Kathryn Tedesco Cesare, own 16,093 shares of Common Stock as joint tenants, and Tedesco Corporation owns 76,177 shares of Common Stock. Kathryn Tedesco Cesare has voting control over the shares of Common Stock held by Tedesco Corporation and is deemed to beneficialy own these shares.
(c)	On January 28, 2010, Kathryn Tedesco Cesare, Executrix of the Estate
of James J. Tedesco, deceased, distributed the 101,612 shares of Common Stock previously held in the Estate, in connection with the settlement of the Estate. 16,093 of such shares were distributed to Dr. Joseph G. Cesare and Kathryn Tedesco Cesare as joint tenants, and 53,333 of such shares were distributed to Tedesco Corporation, of which Kathryn Tedesco Cesare exercises voting control. The balance of such shares were distributed to other beneficiaries of the Estate.
(d)	None.
(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the class of Common Stock on January 28, 2010.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 16, 2010
/s/ Joseph G. Cesare, M.D.

Joseph G. Cesare, M.D.



Date:  February 16, 2010
/s/ Kathryn Tedesco Cesare


Kathryn Tedesco Cesare